UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2011
Commission File Number: 0-29946
Qiao Xing Universal Resources, Inc.
(Translation of registrant’s name into English)
Qiao Xing Science Industrial Park
Tang Quan
Huizhou City, Guangdong, People’s Republic of China 516023
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

EXHIBIT INDEX
SIGNATURE

1.	Other Information
On May 18, 2011, Qiao Xing Universal Resources, Inc. (“XING”) issued a press release announcing unaudited results of its mining business for the fiscal year 2010 ended December 31, 2010 and for the three months ended December 31, 2010. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

2.	Exhibits
(a) Exhibits:
The Exhibit Index attached hereto is hereby incorporated by reference to this Item.
EXHIBIT INDEX

Exhibit
Number	Exhibit Title

99.1	Press Release, dated May 18, 2011

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SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 18, 2011	Qiao Xing Universal Resources, Inc.
	By:	/s/ Rui Lin Wu
		Name:	Rui Lin Wu
		Title:	Chairman

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Exhibit 99.1
Qiao Xing Universal Resources, Inc. Reports 2010 Unaudited Financial Results of its Mining Business
Revenue and Net Income Climb 55% and 41%, Respectively
HUIZHOU, China, May 18, 2011 /PRNewswire-Asia-FirstCall/ — Qiao Xing Universal Resources, Inc. (NASDAQ: XING) (“XING” or the “Company”), one of the leading players in the molybdenum-mining business as well as a company with meaningful size in the resources industry, today announced unaudited results of its mining business for the fiscal year 2010 ended December 31, 2010 and for the three months ended December 31, 2010.
For the fiscal year 2010, sales revenues and net income generated from the mining business were RMB300.4 million (US$45.5 million) and RMB90.6 million (US$13.7 million), compared to RMB193.9 million and RMB64.2 million, respectively, for the fiscal year 2009. During the fourth quarter of 2010, the Company’s Chifeng Haozhou Mining Company Ltd. (“Haozhou”) conducted comprehensive plant maintenance and improvements which caused a slight decline in molybdenum concentrate production in the fourth quarter of 2010. However, this was offset by higher quarter-over-quarter average selling prices, resulting in net income of RMB22.4 million (US$3.4 million) in the fourth quarter, consistent with the third quarter of 2010. Following these improvements, Haozhou has now reached its full production capacity of 1,800 tons of ore per day, or 540,000 tons of ore on an annual basis.
“Our mining operations achieved significant growth in 2010. With our newly acquired Xinyuan lead-zinc mine and Aolunhua copper-molybdenum mine starting to contribute to our financial results this year, we expect the growth of our mining business to continue to accelerate in 2011 and beyond,” commented Mr. Ruilin Wu, the Company’s Chairman and Chief Executive Officer. “We continue to implement our strategy of becoming a pure-play resources company and are currently considering options to divest of our remaining telecommunications business. We expect to formalize and announce our final decision in June 2011.”
Financial Review of Operations for the Molybdenum Mining Business for the Three Months ended December 2010.
•	Consolidated revenue from the mining business for the fourth quarter of 2010 totaled RMB78.0 million (US$11.8 million). Gross profit was RMB26.6 million (US$4.0 million) while gross margin was 34.1%. Net income totaled RMB22.4 million (US$3.4 million) in the fourth quarter.
•	Molybdenum concentrate production in the fourth quarter of 2010 decreased 4.9% from 982 metric tons in the third quarter of 2010 to 934 metric tons (2.06 million pounds), mainly due to plant maintenance and improvements. This production was equivalent to 449 metric tons (0.99 million pounds) of molybdenum metal.
•	The average cost of sales of molybdenum metal produced in the fourth quarter of 2010 was RMB114,405 (US$17,334) per metric ton, or RMB51.88 (US$7.86) per pound. The average cash cost of molybdenum metal produced in the fourth quarter of 2010 was RMB63,302 (US$9,591) per metric ton, or RMB28.71 (US$4.35) per pound. (The Company produces molybdenum concentrate but does not engage in smelting operations, so the cash cost does not include the cost of smelting).

•	Capital expenditures for the mining business in the fourth quarter of 2010 totaled RMB33.2 million (US$5.0 million). These capital expenditures were primarily used for construction and improvements at the Haozhao molybdenum mine.
•	The average price of molybdenum concentrate sold by Haozhou for the fourth quarter ended December 31, 2010 was RMB2,057 (US$312) per metric ton unit, representing an increase of 3.3% from RMB1,992 per metric ton unit from the third quarter of 2010.
Financial Review of Operations for Molybdenum Mining Business for Fiscal 2010
•	Consolidated revenues from the mining business for fiscal 2010, ended December 31, were RMB300.4 million (US$45.5 million), compared to RMB193.9 million in fiscal 2009, an increase of 55%. The business generated a gross profit of RMB126.9 million (US$19.2 million) in 2010, compared to RMB100.6 million in 2009. Gross margin was 42.2%. Net income from the mining business in 2010 was RMB90.6 million (US$13.7 million), compared to RMB64.2 million in 2009, an increase of 41%.
•	Molybdenum concentrate production in 2010 was 3,465.1 metric tons, which contained 1,667.6 metric tons (3.68 million pounds) of molybdenum metal. This compares to molybdenum concentrate production in 2009 of 1,929.6 metric tons, which contained 929.9 metric tons of molybdenum metal.
•	The average cost of sales per metric ton of molybdenum metal produced in 2010 was RMB104,223 (US$15,791), or RMB47.27 (US$7.16) per pound. This compares to the average cost of sales per metric ton of molybdenum metal produced in 2009 of RMB100,360, or RMB45.62 per pound. The primary reason for the increase in the cost of sales was due to a reclassification of approximately RMB6 million of mineral resource compensation tax charge from administrative expenses to cost of sales in 2010 under US GAAP-based accounting, on the recommendation of the Company’s auditor.
•	Capital expenditures incurred in the mining business were RMB95.3 million (US$14.4 million) for 2010, compared to RMB113.0 million in 2009. All of the capital expenditures incurred in 2010 were related to enhancements of the Company’s mining facilities.
Mining Business Outlook
•	So far in 2011, the Company’s Haozhao molybdenum mine reached full production capacity of 540,000 metric tons of ore per year. XING’s 34.5%-owned Aolunhua molybdenum mine, the biggest molybdenum mine in Asia, is striving to improve efficiencies in its day-to-day management and operations to increase profitability.
•	XING’s 100%-owned Xinyuan lead-zinc mine is expected to increase production capacity to process 2,000 metric tons of ore per day by the end of the third quarter of 2011.
Upcoming Events
•	XING will release its consolidated financial results, including the results of its telecommunications business, by the end of May 2011.

•	Upon filing of its 2010 Annual Report on Form 20-F with the SEC and announcements of its final decision regarding the telecommunication business, the Company will hold a conference call with investors to discuss both items.
Foreign Exchange Rate Used
The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of the amounts from Renminbi (RMB) into United States dollars for the convenience of readers were calculated at the noon purchase rate of US$1.00 = RMB6.60 on December 31, 2010 in New York City for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into U.S. Dollars at that rate on December 31, 2010, or on any other specific date. The percentages stated are calculated based on RMB.
About Qiao Xing Universal Resources, Inc.
Qiao Xing Universal Resources, Inc. is a leading player in the molybdenum mining industry with meaningful size in the resources industry. XING focuses on mining and processing rare metal ores and several strategically important base-metal ores, including molybdenum, copper lead and zinc. XING currently owns a 100% equity interest in Balinzuo Banner Xinyuan Mining Co., Ltd. and a 34.53% equity interest in Chifeng Aolunhua Mining Co., Ltd, as well as the right to receive 100% of the expected economic residual returns from Chifeng Haozhou Mining Co., Ltd.
XING was one of the first Chinese companies to be listed on NASDAQ (in 1999) as one of the leading players in the telecommunication-terminal product business in China. In 2007, XING made the strategic decision to diversify into the resources industry. Since then, XING has made several acquisitions in the resources industry and divested its fixed-line and budget mobile phone businesses. To reflect this change, XING changed its corporate name to Qiao Xing Universal Resources, Inc., effective January 28, 2010.
XING continues to evaluate acquisition opportunities in the resources area to strengthen its foothold in the industry. At the same time, XING is also working to divest its remaining mobile-phone business to become a pure-play resources company.
Cautionary Note Regarding Forward Looking Statements
This press release contains forward-looking statements that involve risks and uncertainties. These include statements about our expectations, plans, objectives, assumptions, performance or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plans,” “potential,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar expressions. These statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed. You should not place undue reliance on these forward-looking statements. Forward-looking statements include all statements other than statements of historical facts, such as statements regarding the Company’s plans to improve efficiencies in the day-to-day operations of its mines, the Company’s plans to enhance production processes and management efficiencies, the Company’s plans to develop more efficient production processes for molybdenum exploration and extraction and the Company’s transition to a pure resources company and bigger player within the resources industry. Readers are cautioned that forward-looking statements are not guarantees of future performance and actual results may differ materially from those projected, anticipated or assumed in the forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the SEC. The Company does not undertake any obligation to update any forward-looking statements. All information provided in this press release is as of May 18, 2011.
Company Contact:
Qiao Xing Universal Resources
Rick Xiao, Vice President
Phone: +86-752-282-0268
Email: rick@qiaoxing.com
USA IR AGENCY
CCG Investor Relations Inc.
Mabel Zhang, Associate Partner